Exhibit 3.37

CERTIFICATE OF FORMATION

OF

TETON POWER FUNDING, LLC

The undersigned, as an authorized person, has duly executed and is filing this Certificate of Formation for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act:

FIRST: The name of the limited liability company is Teton Power Funding, LLC (hereinafter referred to as the Company).

SECOND: The address of the Company’s registered office in the State of Delaware is c/o the Corporation Service Company, 2711 Centerville Road, Ste. 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Teton Power Funding, LLC this 30th day of October, 2003.

/s/ Orli Hacker
Orli Hacker
Authorized Person